Exhibit 99.1

MingZhu Logistics Enters into Share Purchase Agreement to Acquire CheYi Network

SHENZHEN, China, December 29, 2021 – MingZhu Logistics Holdings Ltd. (NASDAQ: YGMZ) (the “MingZhu” or “Company”), a leading trucking service provider, today announced that it entered into a Share Purchase Agreement (the “SPA”) on December 29, 2021 to acquire 100% of the equity interest of Cheyi (BVI) Limited (the “Cheyi BVI”) which operates its business through its subsidiary Zhejiang CheYi Network Technology Co., Ltd. (the “CheYi Network”), an integrated online car-hailing and driver management services company. Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of U.S. $29,466,032, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being U.S. $12,756,000 of $4 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of U.S. $8,826,019 and Year-2022 earnout payment of U.S. $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements. The parties plan to close the transaction by December 31, 2021. The acquisition is expected to offer MingZhu’s customers additional platform enhancements, and directly fits with MingZhu’s acquisition strategy, which includes adding financially accretive, best-of-breed companies and products.

CheYi Network was established in December 2015 as a comprehensive automobile service platform, providing a full range of services to the automotive industry. CheYi Network has built an integrated business platform with more than 6,000 vehicles and drivers for ride hailing services under management. Its vehicles and drivers provide services to major mobility technology platforms, such as SAIC Mobility and T3 Mobility.

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu Logistics Holdings Limited, commented, “We are excited to have CheYi Network now part of the MingZhu team. The company is a perfect fit and brings an impressive integrated platform featuring all the support and services drivers need. This immediately broadens our portfolio and will serve as a centerpiece of our continued diversification strategy. Our priority remains unchanged. We are focused on accelerating our growth strategy by strategically deploying capital in both organic and inorganic opportunities, as we unlock MingZhu’s potential and greater value for shareholders.”

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission) For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact.

MingZhu Logistics Holdings Limited:

Jingwei Zhang

Email: company@szygmz.com

Phone: +86 186-5937-1270

Investor Relations Contact.

David Pasquale

Global IR Partners

Email: YGMZ@globalirpartners.com

New York Office Phone: +1-914-337-8801